Annual General Stockholders’ Meeting

Consolidated summarized remote voting map

According to CVM Resolution Nº 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the summarized voting map that consolidates the voting instructions received from the underwriter, central depositary and the voting instructions directly received by the Company for each item presented in the remote voting form on the matters submitted for the resolution of the Annual General Stockholders’ Meeting to be exclusively held online on April 17, 2025, 10:00 am., with the purpose to:

Item	Description	Candidates	Voting	Number of shares	% over total voting
1	Take cognizance of the Management Report and the Independent Auditor's Report, the Opinion of the Fiscal Council, and the Summary of the Audit Committee's Report and examine for resolving upon the management accounts and the Financial Statements for the fiscal year ended December 31, 2024, except for the accounts of the former management member, Mr. Alexsandro Broedel Lopes:		Approve	5,027,113,240	99.99%
			Reject	48,716	0.00%
			Abstain	434,443	0.01%
2	Annul, by operation of law, the approval of the accounts of Mr. Alexsandro Broedel Lopes related to 2021, 2022 and 2023, revoking any acquittance that may have been effected to his benefit:		Approve	5,026,959,524	99.99%
			Reject	1,191	0.00%
			Abstain	635,684	0.01%
3	Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders Meeting Manual available at https://www.itau.com.br/relacoes-cominvestidores/en/general-stockholders-meetings/		Approve	5,027,492,262	100.00%
			Reject	262	0.00%
			Abstain	103,875	0.00%
4	Establish the number of members that will compose the Board of Directors at thirteen (13):		Approve	5,026,511,871	99.98%
			Reject	747,973	0.01%
			Abstain	336,555	0.01%
5	Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the cumulative voting request).		Yes	14,796,390	0.29%
			No	4,973,534,586	98.92%
			Abstain	39,265,423	0.78%
6	Election of the chairman of the board of directors - Total members to be elected: 1. Nomination of candidates for chairman of the board of directors.	Pedro Moreira Salles (Copresidente)	Approve	5,023,916,563	99.93%
			Reject	3,354,132	0.07%
			Abstain	325,704	0.01%
7	Election of the chairman of the board of directors - Total members to be elected: 1. Nomination of candidates for chairman of the board of directors.	Roberto Egydio Setubal (Copresidente)	Approve	5,023,872,183	99.93%
			Reject	3,407,559	0.07%
			Abstain	316,657	0.01%
8	Election of vice-chairman of the board of directors - Total members to be elected: 1. Nomination of candidates for vice-chairman of the board of directors.	Ricardo Villela Marino (Vice-presidente)	Approve	5,026,410,408	99.98%
			Reject	867,369	0.02%
			Abstain	318,622	0.01%

Annual General Stockholders' Meeting

9	Election of the board of directors by candidate - Total members to be elected: 10. Nomination of candidates to the board of directors (the shareholder can nominate as many candidates as the numbers of vacancies to be filled in the general election. The votes indicated in this filed will be disregarded if the shareholder with voting rights also fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place).	Alfredo Egydio Setubal	Approve	5,022,007,532	99.89%
			Reject	4,937,330	0.10%
			Abstain	651,537	0.01%
		Ana Lúcia de Mattos Barretto Villela	Approve	5,024,838,474	99.95%
			Reject	2,095,796	0.04%
			Abstain	662,129	0.01%
		Candido Botelho Bracher (Conselheiro Independente)	Approve	5,023,106,643	99.91%
			Reject	3,837,529	0.08%
			Abstain	652,227	0.01%
		Cesar Nivaldo Gon (Conselheiro Independente)	Approve	5,026,904,658	99.99%
			Reject	27,534	0.00%
			Abstain	664,207	0.01%
		Fabricio Bloisi Rocha (Conselheiro Independente)	Approve	5,023,532,477	99.92%
			Reject	3,400,662	0.07%
			Abstain	663,260	0.01%
		João Moreira Salles	Approve	5,024,831,079	99.94%
			Reject	2,102,246	0.04%
			Abstain	663,074	0.01%
		Marcos Marinho Lutz (Conselheiro Independente)	Approve	5,025,359,639	99.96%
			Reject	1,573,541	0.03%
			Abstain	663,219	0.01%
		Maria Helena dos Santos Fernandes de Santana (Conselheiro Independente)	Approve	5,025,879,579	99.97%
			Reject	1,055,277	0.02%
			Abstain	661,543	0.01%
		Paulo Antunes Veras (Conselheiro Independente)	Approve	5,026,906,394	99.99%
			Reject	26,791	0.00%
			Abstain	663,214	0.01%
		Pedro Luiz Bodin de Moraes (Conselheiro Independente)	Approve	5,026,763,730	99.98%
			Reject	169,458	0.00%
			Abstain	663,211	0.01%
10	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the candidates that you´ve chosen? [If the shareholder chooses "yes" and also indicates the "approve" answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to "abstain" and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]		Yes	4,978,467,335	99.02%
			No	9,754,533	0.19%
			Abstain	39,374,531	0.78%
11	View of all the candidates to indicate the cumulative voting distribution.	Alfredo Egydio Setubal		497,522,351	9.89%
		Ana Lúcia de Mattos Barretto Villela		497,829,626	9.90%
		Candido Botelho Bracher (Conselheiro Independente)		497,616,128	9.89%
		Cesar Nivaldo Gon (Conselheiro Independente)		498,096,359	9.90%
		Fabricio Bloisi Rocha (Conselheiro Independente)		497,633,483	9.89%
		João Moreira Salles		497,829,808	9.90%
		Marcos Marinho Lutz (Conselheiro Independente)		497,932,436	9.90%
		Maria Helena dos Santos Fernandes de Santana (Conselheiro Independente)		497,840,363	9.90%
		Paulo Antunes Veras (Conselheiro Independente)		498,096,296	9.90%
		Pedro Luiz Bodin de Moraes (Conselheiro Independente)		498,074,306	9.90%

Annual General Stockholders' Meeting

12	Resolve upon the independence of the members classified as independent members		Approve	4,993,855,738	99.33%
			Reject	32,981,032	0.66%
			Abstain	759,629	0.02%
13	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors).		Yes	13,804,205	0.27%
			No	4,971,942,764	98.99%
			Abstain	37,035,859	0.74%
14	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors)		Yes	274,524,505	12.96%
			No	444,955,188	21.00%
			Abstain	1,399,573,286	66.05%
15	Election of the fiscal council by candidate - Total members to be elected: 2. Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election).	Gilberto Frussa (Efetivo) / João Costa (Suplente)	Approve	5,026,433,963	99.98%
			Reject	2,954	0.00%
			Abstain	1,159,482	0.02%
		Eduardo Hiroyuki Miyaki (Efetivo) / Leni Bernadete Torres da Silva Sansiviero (Suplente)	Approve	5,026,433,256	99.98%
			Reject	4,645	0.00%
			Abstain	1158,498	0.02%
16	Separate election of the fiscal council - Preferred shares. Nomination of candidates to the fiscal coucnil by shareholders with non-voting preferred shares or restricted voting rights.	Marcelo Maia Tavares de Araújo (Efetivo) / Cristina Fontes Doherty (Suplente)	Approve	2,527,886,970	99.35%
			Reject	2,424,399	0.10%
			Abstain	14,194,136	0.56%
17	Resolve upon the amount allocated to the overall compensation of the members of the Board of Officers and Board of Directors in the total amount of eight hundred and twelve million Brazilian reais (R$812,000,000.00):		Approve	5,022,064,717	99.89%
			Reject	5,170,912	0.10%
			Abstain	360,770	0.01%
18	Resolve upon the individual monthly compensation of R$22,000.00 to the effective members and of R$9,000.00 to the alternate members of the Fiscal Council:		Approve	5,024,654,875	99.94%
			Reject	152,660	0.00%
			Abstain	2,788,864	0.06%

São Paulo-SP, April 16, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer